UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-41035

CI&T Inc

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

CI&T Inc

ITEM

1. 4Q22 Earnings Release

1

CI&T Reports Strong Fourth Quarter and Full-year 2022 Results

New York - March 8, 2023 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist, today announces its results for the fourth quarter of 2022 (4Q22), and the full-year ended on December 31, 2022 (2022) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the fourth quarter of 2021 (4Q21) and  the full-year ended on December 31, 2021 (2021).

Fourth Quarter of 2022 Operating and Financial Highlights

●	Net Revenue was R$611.8 million, an increase of 33.9% compared to 4Q21 or a 41.5% growth at constant currency.
●	The number of clients with annual revenue above R$1 million in the last twelve months grew from 94 in 4Q21 to 178 in 4Q22.
●	Net Profit was R$30.1 million compared to R$43.8 million in 4Q21.
●	Adjusted EBITDA was R$127.4 million, a 25.1% growth year-over-year, equivalent to an Adjusted EBITDA margin of 20.8%.
●	Adjusted Net Profit was R$54.5 million, 4.3% higher than 4Q21 with an Adjusted Net Profit margin of 8.9%

Full-year ended December  31, 2022 Operating and Financial Highlights

●	Net Revenue was R$2,187.7 million, an increase of 51.5% compared to 2021, or a 57.9% growth at constant currency.
●	Net Profit was R$125.9 million, compared to R$125.9 million in 2021.
●	Adjusted EBITDA was R$417.5 million, 28.8% higher than 2021, with an Adjusted EBITDA margin of 19.1%.
●	Adjusted Net Profit was R$213.6 million, an increase of 30.2% compared to 2021.
●	CI&T ended 2022 with 6,904 employees, a 24.1% growth compared to the end of 2021.

Cesar Gon, founder and CEO of CI&T, commented, "Our core competency is method-driven innovation for large and fast-growing corporations, and we are obsessed with efficiency for our clients and ourselves. We ended 2022 marking our 28th consecutive year of profitable growth, highlighting a net revenue expansion of 51% year-over-year and the addition of 84 new clients.

We remain bullish regarding the enduring opportunities created by the intersection of technology advancements and consumer behavior. We have always been at the cutting edge of digital innovation. It's an infinite game, and we are designed to continue leading the way in the years to come."

Comments on the 4Q22 financial performance

The net revenue was R$611.8 million in 4Q22, an increase of 33.9% compared to 4Q21, or a 41.5% net revenue growth at constant currency. In 4Q22, we added 31 new clients to our portfolio with annual revenue above R$1.0 million in the last twelve months, increasing our client base from 147 in 3Q22 to 178 in 4Q22. The net revenue grew in all regions and industry verticals that we operate compared to the same period last year.

2

The cost of services provided in 4Q22 reached R$391.1 million, an increase of 32.7% in relation to 4Q21, and the gross profit was R$220.7 million. The Adjusted Gross Profit in 4Q22 was R$234.4 million, 36.0% higher than in 4Q21. The Adjusted Gross Profit margin was 38.3%, an increase of 0.6 percentage points compared to 4Q21, due to better pricing, despite the lower gross margins from the acquired companies.

In 4Q22, selling, general and administrative (SG&A), and other operating expenses were R$134.2 million, 61.3% higher when compared to 4Q21, mainly due to (i) an increase in personnel expenses, as a result of new hirings in the back-office areas; and (ii) acquisition-related expenses, such as retention packages,  fair value adjustments on account payable for business combination, and amortization of intangible assets from the acquired companies.

In 4Q22, the Adjusted EBITDA was R$127.4 million, an increase of 25.1% compared to 4Q21. Adjusted EBITDA margin was 20.8% in the quarter, a reduction of 1.5 percentage point compared to 4Q21, mainly due to higher SG&A expenses. Sequentially, the Adjusted EBITDA margin improved from 19.2% in 3Q22 to 20.8% in 4Q22, due to better utilization rate and lower SG&A expenses as a percentage of revenue.

In 4Q22, net financial expenses were R$31.9 million, an increase of R$23.8 million,  compared to 4Q21, mainly as a result of a net foreign exchange loss of R$15.8 million in 4Q22, compared to a net foreign exchange gain of R$9.2 million in 4Q21.

In 4Q22, income tax expense was R$24.5 million, a reduction of 9% in relation to 4Q21. Depreciation and amortization expenses totaled R$27.4 million in 4Q22, an increase of 50.2% or R$9.1 million compared to 4Q21, due to the amortization from intangible assets from acquired companies in the amount of R$13.8 million. In 4Q22, management reduced its real state property leases based on the successful work-from-anywhere approach, which will contribute to lower leases expenses going forward.

In 4Q22, the net profit was R$30.1 million, compared to a net profit of R$43.8 million in 4Q21. Adjusted Net Profit was R$54.5 million, 4.3% higher than 4Q21. The Adjusted Net Profit margin reduced from 11.4% in 4Q21 to 8.9% in 4Q22, mainly due to an increase in SG&A expenses and the foreign exchange variation in the comparable period, as detailed above.

Comments on the 2022 financial performance

The net revenue in 2022 was R$2,187.7 million, an increase of 51.5% compared to 2021. The contribution from the companies acquired in 2022 was 15 percentage points to the revenue growth. The negative foreign currency translation impact was 6.4% in the period and the net revenue growth at constant currency was 57.9%.

3

During 2022, CI&T added 84 new clients with annual revenue above R$1.0 million to our portfolio, demonstrating CI&T's capability to onboard new clients and the resilience in the demand for digital services.

The cost of services provided in 2022 reached R$1,425.2 million, an increase of 52.3% in relation to 2021, and the gross profit was R$762.5 million. The Adjusted Gross Profit in 2022 was R$807.7 million, 48.9% higher than in 2021. The Adjusted Gross Profit margin was 36.9%, a slight decrease compared to 37.6%  in 2021, mainly due to lower margins from the acquired companies.

In 2022, selling, general and administrative (SG&A), and other operating expenses were R$488.6 million, an increase of 85.0% when compared to 2021, mainly due to (i) the strengthening of our back-office teams as a publicly-listed Company, and (ii) acquisition-related expenses, such as retention packages, consulting expenses, and amortization of intangible assets from acquired companies.

In 2022, the Adjusted EBITDA was R$417.5 million, an increase of 28.8% compared to 2021. Adjusted EBITDA margin was 19.1% in the year, a reduction of 3.3 percentage points compared to 2021, mainly explained by the lower gross margin and the increase in SG&A expenses, as detailed above.

In 2022, net financial expenses were R$ 73.6 million, 115.1% higher compared to 2021, as a result of an increase in the debt position and higher interest rates.

In 2022, depreciation and amortization expenses totaled R$94.6 million, an increase of 95.6% or R$46.2 million compared to 2021, of which R$43.1 million are related to the amortization of intangible assets from acquired companies.

In 2022, income tax expense was R$74.4 million, a reduction of 11.9% in relation to 2021. The income tax paid (cash effect) was R$48.3 million in the period, equivalent to a cash tax rate of 24%.

In 2022, the net profit was R$125.9 million, in line with the net profit recorded in 2021. Adjusted Net Profit was R$213.6 million, 30.2% higher than 2021. The Adjusted Net Profit margin was 9.8% in 2022, a reduction of 1.6 percentage points compared to 2021, mainly due to higher SG&A and financial expenses, as detailed above.

In 2022, cash generated from operating activities net of taxes were R$112.4 million, which is reduced by a cash outflow of R$59.7 million for the operating activities of the acquiree Somo and other acquisition related expenses. If we exclude these impacts, the cash generated from operating activities net of taxes would have been R$172.1 million in 2022.

The cash and cash equivalents position, including financial investments, were R$282.0 million at the end of 2022. Loans and borrowings totaled R$974.2 million in 2022, compared to R$788.7 million in 2021. The incremental debt position was mainly to finance the NTERSOL acquisition.

4

Business Outlook

We expect our net revenue in the first quarter of 2023 to be at least R$590 million compared to a net revenue of R$492 million in the first quarter of 2022, a 20% growth on a reported basis.

For the full year of 2023, we expect net revenue growth in the range of 13% to 17% year-over-year, assuming a constant currency outlook.

In addition, we estimate our Adjusted EBITDA margin to be at least 19% for the full year of 2023.

These expectations are forward-looking statements and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information

Cesar Gon, Bruno Guicardi, Stanley Rodrigues, and Eduardo Galvão will host a video conference call to discuss the 4Q22 and 2022 financial and operating results on March 08, at 8:00 a.m. Eastern Time / 10:00 a.m. BRT. The earnings call can be accessed at the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/watch?v=80LiTtgxwd4

About CI&T

CI&T (NYSE:CINT) is a global digital specialist, a partner in digital transformation for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 28-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,900 professionals.

Basis of accounting and functional currency

CI&T maintains its books and records in Brazilian reais, the presentation currency for its audited consolidated financial statements, and the functional currency of our operations in Brazil. CI&T prepares its audited consolidated financial statements in accordance with IFRS, as issued by the IASB.

5

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of forward-looking Non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it is unable to reasonably predict the ultimate outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, stock-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS adjustments, foreign currency exchange (gains)/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange average rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations. Reported Net Revenue in 2022 considers the FX rate at the end of each month, while Net Revenue at Constant Currency considers the average FX rate for the prior period.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods herein, the adjustments applied were: (i) depreciation and amortization related to costs of services provided; and (ii) stock-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments were: (i) stock-based compensation expenses; (ii) consulting expenses related to the initial public offering and corporate reorganization; (iii) government grants related to tax reimbursement in the Chinese subsidiary; (iv) non-cash expenses related to the impairment associated with the discontinuation of certain investments made by Dextra on intangible assets related to digital platforms; and (v) acquisition-related expenses, including fair value adjustment on accounts payable for business combination, consulting expenses, and retention package.

In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments applied were: (i) consulting expenses related to the initial public offering and corporate reorganization, (ii) non-cash expenses related to the impairment associated with the discontinuation of certain investments made by Dextra on intangible assets related to digital platforms;  and (iii) acquisition-related expenses, including amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business combination, consulting expenses, and retention packages.

6

Cautionary Statement on Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent acquired companies; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr

7

Consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended December 31,		Full year ended December 31,
	2022	2021	2022	2021
Net Revenue	611,805	456,794	2,187,710	1,444,380
Costs of services provided	(391,108)	(294,746)	(1,425,219)	(935,732)
Gross Profit	220,697	162,048	762,491	508,648
Selling expenses	(45,443)	(27,752)	(163,871)	(89,654)
General and administrative expenses	(87,800)	(58,625)	(315,915)	(151,681)
Research and technological innovation expenses	-	-	-	(4)
Impairment loss on trade receivables and contract assets	56	1,533	(329)	(497)
Other income (expenses) net	(966)	1,656	(8,458)	(22,206)
Operating profit before financial income and tax	86,544	78,860	273,918	244,606
Finance income	17,358	26,395	172,996	69,816
Finance cost	(49,327)	(34,525)	(246,642)	(104,048)
Net finance costs	(31,969)	(8,130)	(73,646)	(34,232)
Profit before Income tax	54,575	70,730	200,272	210,374
Income tax expense
Current	(25,077)	(32,008)	(69,873)	(95,375)
Deferred	588	5,106	(4,483)	10,958
Net profit for the period	30,086	43,828	125,916	125,957
Earnings per share
Earnings per share – basic (in R$)			0.95	1.03
Earnings per share – diluted (in R$)			0.93	1.01
Weighted average number of basic shares held by shareholders			133,186,441	121,777,128
Weighted average number of diluted shares held by shareholder			134,774,674	125,155,798

8

Consolidated statements of financial position

(In thousands of Brazilian Reais)

Assets	December 31, 2022	December 31, 2021	Liabilities and equity	December 31, 2022	December 31, 2021
Cash and cash equivalents	185,727	135,727	Suppliers and other payables	33,376	33,566
Financial Investments	96,299	798,786	Loans and borrowings	231,296	164,403
Trade receivables	501,671	340,519	Lease liabilities	21,539	21,214
Contract assets	217,250	134,388	Salaries and welfare charges	260,156	234,173
Recoverable taxes	7,619	7,785	Accounts payable for business combination	71,650	48,923
Tax assets	2,959	2,810	Derivatives - hedge accounting	35,169	-
Derivatives - hedge accounting	19,637	-	Derivatives	4,109	535
Derivatives	11,194	896	Tax liabilities	3,890	13,345
Other assets	38,269	29,994	Other taxes payable	14,382	5,423
Total current assets	1,080,625	1,450,905	Contract liability	32,136	13,722
			Other liabilities	47,501	13,669
Recoverable taxes	3,624	3,046	Total current liabilities	755,204	548,973
Deferred tax assets	35,138	31,989
Judicial deposits	9,819	3,079	Loans and borrowings	742,935	624,306
Restricted cash - Escrow account and indemnity asset	31,552	-	Lease liabilities	41,269	60,674
Other assets	3,654	2,974	Provisions	12,347	633
Property, plant and equipment	55,266	57,721	Accounts payable for business combination	133,299	36,803
Intangible assets and goodwill	1,750,898	738,803	Other liabilities	3,530	1,660
Right-of-use assets	56,187	73,827	Total non-current liabilities	933,380	724,076
Total non-current assets	1,946,138	911,439
			Equity
			Share capital	37	36
			Share premium	946,173	915,947
			Capital reserves	203,218	10,105
			Profit reserves	251,873	125,957
			Other comprehensive income (loss)	(63,122)	37,250
			Total equity	1,338,179	1,089,295
Total assets	3,026,763	2,362,344	Total equity and liabilities	3,026,763	2,362,344

9

Consolidated statement of cash flow

(In thousands of Brazilian Reais)

	December 31, 2022	December 31, 2021
Net profit for the period	125,916	125,957
Adjustments for:
Depreciation and amortization	94,558	48,354
Loss on the sale of property, plant and equipment and intangible assets	3,781	1,237
Interest, monetary variation and exchange rate changes	55,323	45,627
Interest and exchange variation on accounts payable for business combinations	(2,994)	3,091
Exchange variation on escrow account related to Somo acquisition	2,968	-
Interest on lease	3,823	6,369
Unrealized loss (gain) on financial instruments	(7,114)	3,084
Income tax expenses	74,356	84,417
Impairment losses on trade receivables	423	280
(Reversal of) impairment losses on contract assets	(94)	217
Write-off of intangible assets	-	21,894
Provision for labor risks	386	472
Share-based plan	5,486	2,531
Income on financial investments	(1,964)	-
Fair value adjustment - accounts payable for business combination	11,497	-
Others	(1,855)	98
Variation in operating assets and liabilities
Trade receivables	(116,574)	(102,300)
Contract assets	(69,101)	(52,876)
Other taxes recoverable	(547)	(13,806)
Tax assets	1,267	(91)
Judicial deposits	(6,741)	4
Suppliers	(29,769)	12,215
Salaries and welfare charges	10,729	63,083
Tax liabilities	(9,681)	(17,364)
Other taxes payable	6,376	1,698
Contract liabilities	9,636	1,922
Payment of share-based indemnity	-	(628)
Other receivables and payables, net	565	(21,054)
Cash generated from operating activities	160,656	214,431
Income tax paid	(48,299)	(64,150)
Interest paid on loans and borrowings	(70,096)	(12,149)
Interest paid on lease	(6,169)	(5,753)
Net cash from operating activities	36,092	132,379
Cash flows from investment activities:
Acquisition of property, plant and equipment and intangible assets	(22,967)	(29,907)
Acquisition of subsidiary net of cash acquired – Dextra	-	(692,722)
Acquisition of subsidiary net of cash acquired - Somo	(270,825)	-
Acquisition of subsidiary net of cash acquired - Box 1824	(19,040)	-
Acquisition of subsidiary net of cash acquired - Transpire	(55,724)	-
Acquisition of subsidiary net of cash acquired - Ntersol	(400,137)	-
Cash outflow on hedge accounting settlement	25,263
Hedge accounting - ineffective portion inflow	5,337	-
Redemption (Contribution in) of financial investments	655,533	(784,915)
Net cash used in investment activities	(82,560)	(1,507,544)
Cash flow from financing activities:
Share-based plan contributions	-	1,282
Issuance of common shares at initial public offering	-	915,947
Transaction cost of offering	-	(55,874)
Dividends paid	-	(126,045)
Exercised stock options	12,668	-
Interest on equity, paid	-	(6,288)
Payment of lease liabilities	(26,993)	(17,656)
Proceeds from loans and borrowings	527,507	740,596
Settlement of derivatives	390	-
Payment of loans and borrowings	(350,571)	(75,196)
Payment of installment related to acquisition of business - Dextra	(62,338)	-
Net cash from financing activities	100,663	1,376,766
Net increase in cash and cash equivalents	54,195	1,601
Cash and cash equivalents as of January 1st	135,727	162,827
Exchange variation effect on cash and cash equivalents	(4,195)	(20,949)
Cash reduction due to spin-off effect	-	(7,752)
Cash and cash equivalents as of December	185,727	135,727

10

Reconciliation of Non-IFRS financial measures to comparable IFRS financial measures

Reconciliation of revenue growth as reported on a IFRS basis to revenue growth on a constant currency basis:

Net Revenue (in BRL thousand)	4Q22	4Q21	Var. 4Q22 x 4Q21	2022	2021	Var. 2022 x 2021
Net Revenue	611,805	456,794	33.9%	2,187,710	1,444,380	51.5%
Net Revenue at Constant Currency	644,956	455,712	41.5%	2,277,958	1,442,539	57.9%

Revenue Breakdown

Net Revenue by industry (in BRL thousand)	4Q22	4Q21	Var. 4Q22 x 4Q21	2022	2021	Var. 2022 x 2021
Financial Services	172,916	142,104	21.7%	649,166	487,177	33.3%
Food and Beverages	112,132	90,283	24.2%	429,023	340,709	25.9%
Technology, Media and Telecom	72,463	67,268	7.7%	328,500	169,311	94.0%
Pharmaceuticals and Cosmetics	113,348	61,305	84.9%	281,300	206,375	36.3%
Retail and Manufacturing	35,759	34,555	3.5%	135,566	93,871	44.4%
Education and Services	22,944	22,176	3.5%	78,452	64,336	21.9%
Logistic and Transportation	18,387	16,380	12.3%	73,248	37,247	96.7%
Others	63,856	22,723	181.0%	212,454	45,353	368.4%
Total	611,805	456,794	33.9%	2,187,710	1,444,380	51.5%

Net Revenue by geography (in BRL thousand)	4Q22	4Q21	Var. 4Q22 x 4Q21	2022	2021	Var. 2022 x 2021
North America	267,233	200,014	33.6%	923,174	664,858	38.9%
Europe	63,182	10,807	484.6%	205,992	28,148	631.8%
LATAM (Latin America)	251,466	229,681	9.5%	975,948	701,206	39.2%
APJ (Asia, Pacific and Japan)	29,923	16,293	83.7%	82,596	50,168	64.6%

11

 Reconciliation of various income statement amounts from IFRS to non-IFRS for the three months and full year ended December 31, 2022 and 2021:

Gross Profit (in BRL thousand)	4Q22	4Q21	Var. 4Q22 x 4Q21	2022	2021	Var. 2022 x 2021
Net Revenue	611,805	456,794	33.9%	2,187,710	1,444,380	51.5%
Cost of Services	(391,108)	(294,746)	32.7%	(1,425,219)	(935,732)	52.3%
Gross Profit	220,697	162,048	36.2%	762,491	508,648	49.9%
Adjustments
Depreciation and amortization (cost of services provided)	10,667	8,764	21.7%	40,968	31,884	28.5%
Stock-based compensation	3,045	1,582	92.5%	4,235	1,930	119.4%
Adjusted Gross Profit	234,409	172,394	36.0%	807,694	542,462	48.9%
Adjusted Gross Profit Margin	38.3%	37.7%	0.6p.p	36.9%	37.6%	-0.6p.p

Adjusted EBITDA (in BRL thousand)	4Q22	4Q21	Var. 4Q22 x 4Q21	2022	2021	Var. 2022 x 2021
Net profit for the period	30,086	43,828	-31.4%	125,916	125,957	0.0%
Adjustments
Net financial cost	31,969	8,130	293.2%	73,646	34,232	115.1%
Income tax expense	24,489	26,902	-9.0%	74,356	84,417	-11.9%
Depreciation and amortization	27,404	18,251	50.2%	94,558	48,354	95.6%
Stock-based compensation	3,592	1,838	95.4%	5,486	2,531	116.8%
Consulting expenses (1)	-	(859)	-100.0%	-	2,220	-100.0%
Government grants	(764)	(1,063)	-28.2%	(1,141)	(2,481)	-54.0%
Impairment (2)	-	77	-100.0%	-	21,895	-100.0%
Acquisition-related expenses (3)	10,601	4,680	126.5%	44,652	6,957	541.8%
Adjusted EBITDA	127,377	101,783	25.1%	417,472	324,081	28.8%
Adjusted EBITDA Margin	20.8%	22.3%	-1.5p.p	19.1%	22.4%	-3.4p.p

(1)	IPO-related expenses, including consulting and corporate reorganization expenses.
(2)	Non-cash expenses related to theimpairment of intangible assets of Dextra, acquired in August 2021 in the amount of (R$21,895) in 2021. The following adjustments were disregarded for the full year of 2022: non-cash expenses related to the write-off due to the inventory of property, plant, and equipment in the amount of (R$1,548) in 1Q22 and tax write-off of (R$2,159) in 3Q22.
(3)	Include fair value adjustment on accounts payable for business combination, consulting expenses and retention packages.

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Net Profit (in BRL thousand)	4Q22	4Q21	Var. 4Q22 x 4Q21	2022	2021	Var. 2022 x 2021
Net profit for the period	30,086	43,828	-31.4%	125,916	125,957	0.0%
Adjustments
Consulting expenses (1)	-	(859)	-100.0%	-	2,220	-100.0%
Impairment (2)	-	77	-100.0%	-	21,895	-100.0%
Acquisition-related expenses (3)	24,400	9,210	164.9%	87,721	14,062	n.m
Adjusted Net Profit (4)	54,486	52,256	4.3%	213,637	164,134	30.2%
Adjusted Net Profit Margin (4)	8.9%	11.4%	-2.5p.p	9.8%	11.4%	-1.6p.p

(1)	IPO-related expenses, including consulting and corporate reorganization expenses.
(2)	Non-cash expenses related to the impairment of intangible assets of Dextra, acquired in August 2021 in the amount of (R$21,895) in 2021. The following adjustments were disregarded for the full year of 2022: non-cash expenses related to the write-off due to the inventory of property, plant, and equipment in the amount of (R$1,548) in 1Q22 and tax write-off of (R$2,159) in 3Q22.
(3)	Include amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business combination, consulting expenses and retention packages.
(4)	Adjustments' amounts are gross of tax. Tax effects on non-IFRS adjustments totaled (R$1,182) in 4Q22, (R$365) in 4Q21, (R$3,172) in 2022, and (R$1,935) in 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2023

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer